BLUEFIRE RENEWABLES, INC.

31 Musick

irvine, ca 92618

February 6, 2015

Jay Ingram

Legal Branch Chief

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlueFire Renewables, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 2, 2015
File No. 333-201356

Dear Mr. Ingram:

By letter dated February 5, 2015, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided BlueFire Renewables, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on February 2, 2015. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Calculation of Registration Fee Table

1.	We note your reference to Rule 416 of the Securities Act in footnote 1 to the fee table. Please note that Rule 416 does not permit you to register an indeterminate number of additional shares that may be issued due to a shortfall resulting from application of the pricing mechanism in the Equity Purchase Agreement. Please confirm your understanding that in the event such adjustment requires you to issue more shares than you are registering on this registration statement, you will file a new registration statement to register those additional shares. Refer to Interpretation 213.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

RESPONSE: We confirm our understanding that Rule 416 does not permit us to register an indeterminate number of additional shares that may be issued due to a shortfall resulting from application of the pricing mechanism in the Equity Purchase Agreement, and that in the event such adjustment requires us to issue more shares than we are registering on this registration statement, we will file a new registration statement to register those additional shares.

Selling Security Holder, page 15

2.	Please provide us with an analysis of the impact of your potential need to register additional shares if the market price of your equity drops on the determination that Kodiak is irrevocably bound to purchase the securities subject to the equity line agreement. Please refer to comment 3 of our letter dated January 23, 2015.

RESPONSE: If we are required to register additional shares to obtain the balance of $1,500,000 under the equity purchase agreement, there is no impact on Kodiak’s obligation to purchase securities subject to the equity purchase agreement. Kodiak’s obligations under the equity purchase agreement remain in effect until the earlier of (i) the date on which Kodiak has purchased securities subject to the equity line agreement in the aggregate amount of $1,500,000, or (ii) December 31, 2016.

Undertakings, page 52

3.	Please revise to include the undertakings required by Item 512 of Regulation S-K. Please note that comment 7 of our letter dated January 23, 2015 only requested that you remove the undertaking found in Item 512(a)(6) of Regulation S-K.

RESPONSE: We have revised our disclosure accordingly.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Arnold Klann
Arnold Klann
Chief Executive Officer
BlueFire Renewables